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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2017	2016	2015	2014	2013
EARNINGS FROM CONTINUING OPERATIONS	$353	$1,063	$2,606	$1,721	$1,988
ADD (DEDUCT)
Taxes on earnings from continuing operations	1,878	350	577	797	53
Amortization of capitalized interest, net of capitalized interest	(11)	(8)	(3)	(3)	(6)
Noncontrolling interest	25	20	17	13	13

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$2,245	$1,425	$3,197	$2,528	$2,048

FIXED CHARGES
Interest on long-term and short-term debt	904	431	163	150	145
Capitalized interest cost	27	22	15	13	15
Rental expense representative of an interest factor	112	97	85	87	90

TOTAL FIXED CHARGES	$1,043	$550	$263	$250	$250

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$3,288	$1,975	$3,460	$2,778	$2,298

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	3.2	3.6	13.1	11.1	9.2

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)